Exhibit 12

SOUTHERN CALIFORNIA EDISON COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)
					March 31,
					3 Months			12 Months
Earnings:	2010	2011	2012	2013	2013	2014		2014

Income from continuing operations
before tax and noncontrolling interest	$1,532	$1,745	$1,874	$1,279	$395	$222	a	$1,106
Less: Income from equity investees	-	-	-	-	-	-		-
Income from continuing operations before income
from equity investees, tax and noncontrolling interest	1,532	1,745	1,874	1,279	395	222	a	1,106
Add:
Fixed charges (see below)	492	523	564	580	142	147	*	585
Amortization of capitalized interest	2	4	2	3	1	1		3
Distributed income of equity investees	-	-	-	-		-		-
Loss of equity investees for which charges arising from
guarantees are included in fixed charges	-	-	-	-		-		-
Subtract:
Interest capitalized	(7)	(4)	(8)	(6)	(1)	(1)		(6)
Preference security dividend requirements of
consolidated subsidiaries - pre-tax basis	-	-	-	-		-		-
Noncontrolling interest of subsidiaries that have not incurred
fixed charges - pre-tax basis	-	-	-	-		-		-

Earnings as adjusted	$2,019	$2,268	$2,432	$1,856	$537	$369		$1,688

Fixed Charges (1):
Interest expenses - net of capitalized interest and AFUDC	$429	$463	$499	$523	$126	$136		$533
Add: AFUDC	43	42	40	31	10	5		26
Interest expenses - net of capitalized interest	472	505	539	554	136	141		559
Interest capitalized (2)	7	4	8	6	1	1		6
Interest portion of rental expense (3)	13	14	17	20	5	5		20

Total fixed charges	$492	$523	$564	$580	$142	$147		$585

Ratio	4.10	4.34	4.31	3.20	3.78	2.51		2.88

(1) Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.

(2) Includes fixed charges associated with Nuclear Fuel and capitalized interest of 15.8% owned partnership.

(3) Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.